Exhibit 3.26(a)

CERTIFICATE OF FORMATION

OF

INTELSAT USA LICENSE LLC

This Certificate of Formation of Intelsat USA License LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act (6 Del. C. §18-101 et seq.).

1. The name of the Company is Intelsat USA License LLC.

2. The address of the Company’s registered office in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808.

3. The name and address of tile Company’s registered agent for service of process in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808.

IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has duly executed this Certificate of Formation on the 27th day of December, 2010.

/s/ Sajid Ajmeri
Name:	Sajid Ajmeri
Title:	Authorized Person